EXHIBIT 77C

                 MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS


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A Special Meeting of Shareholders of Templeton Money Fund was held on December
31, 1996, for the purpose of approving the Agreement and Plan of Complete Liquidation between the Fund and Franklin Money Fund.

The number of affirmative and negative votes with respect to the Proposal is as follows:

                  Affirmative Votes:         54,557,243
                  Negative Votes:             2,850,789
                  Abstained:                  4,729,345
                  Broker Non-Vote:              461,666